Coordonnées

www.linkedin.com/in/shams-radjabaly (LinkedIn)

Principales compétences

Project Management
Microsoft Office
Microsoft Excel

Languages

Français (Native or Bilingual)
Anglais (Native or Bilingual)
Espagnol (Professional Working)
Gujarâtî (Elementary)
Malgache (Elementary)

Certifications

Financial Instrument Negociator

Honors-Awards

Forbes 30 Under 30 Afrique 2024

Publications

Comment le passé a expliqué mon futur

Shams Radjabaly

Co-founder at Moneco | YC S22 | Forbes 30 Under 30 Afrique 2024
France

Résumé

Co-founder of Moneco, a YC funded startup (S22), the financial app built for africans

Forbes 30 Under 30 Afrique 2024

Check us out at https://moneco.app/

Expérience

Moneco
Co-Founder
février 2022 - Present (2 ans 11 mois)
Paris, Île-de-France, France

Boston Consulting Group (BCG)
Associate
septembre 2020 - février 2021 (6 mois)
Casablanca Metropolitan Area

Societe Generale Corporate and Investment Banking - SGCIB
Institutional Fixed Income Sales
juillet 2017 - juillet 2019 (2 ans 1 mois)
Paris Area, France

Quartier Libre SA
Strategy and Innovation Consultant Intern
septembre 2016 - décembre 2016 (4 mois)
Paris

PROPARCO
Shadow Intern
décembre 2015 - décembre 2015 (1 mois)
Paris

Formation

Y Combinator
· (juillet 2022 - septembre 2022)

ESSEC Business School
Master of Science - MS, Business and Management · (2015 - 2019)

Lycée Saint Louis
Undergraduate pre-business administration intensive program, Voie scientifique · (2013 - 2015)

Lycée Français de Tananarive
French Baccalauréat, Concentration in sciences · (2010 - 2013)